SPARKLE INNOVATIONS, INC.
BALANCE SHEET
March 31, 2021

ASSETS

Current assets

Cash	$	158,055
Prepaid legal fees		806
Total current assets		158,861
Intangible assets, net		38
Total Assets		**158,899**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Loan from Shareholders	24,458
SAFEs payable, net of costs to raise	173,801
Total current liabilities	198,259

Shareholders' equity (deficiency)

Common Stock, 4,000,000 shares	40
Retained earnings (deficit)	(39,400)
Total shareholders' equity (deficiency)	(39,360)
Total Liabilities and Shareholders' Equity (Deficiency)	$ 158,899

No assurance is provided on these financial statements. Substantially all disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America are not included.

Sparkle Innovations Inc.

Hetal Virani

SPARKLE INNOVATIONS, INC.
STATEMENT OF OPERATIONS AND ACUMULATED DEFICIT
Year Ended March 31, 2021

Total income	$	-
EXPENSES		
Bank charges		360
Consultantcy charges		14,135
Legal charges		3,808
Membership fees & traning material		2,709
PR agency charges		2,000
Delaware State Tax		450
Trademark consultancy & application fees		1,275
Intangible Assets- amortization		1
Total expenses		**24,738**
Net loss		**(24,738)**
Accumulated deficit, beginning		(14,662)
Accumulated deficit, ending	$	(39,400)

No assurance is provided on these financial statements. Substantially all disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America are not included.

Sparkle Innovations Inc.

Hetal Virani